SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2016; and
2. Cash dividend declaration on the Company’s Common
Stock and Series IV Cumulative Non-Convertible
Redeemable Preferred Stock.

August 2, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2016.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 2, 2016

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2016.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,802 As of June 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 2, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PRESS RELEASE

SERVICE REVENUES (NET OF INTERCONNECTION COSTS)
FOR THE 1ST HALF 2016 STABLE YEAR-ON-YEAR AT PHP75.8 BILLION

CORE INCOME GUIDANCE UPDATED TO PHP30 BILLION

INTERIM CASH DIVIDEND OF PHP49 PER SHARE DECLARED

TOTAL DATA AND BROADBAND SERVICE REVENUES AT PHP29.3 BILLION,
UP 25%

MOBILE INTERNET REVENUES UP 55% VS 1H15

MANILA, Philippines, 2nd August 2016 – PLDT Inc (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first half of 2016 with Consolidated Service Revenues, net of interconnection costs, stable at Php75.8 billion. Excluding international long distance (ILD) and national long distance (NLD) revenues, service revenues amounted to Php72.1 billion, up 2% versus the same period last year. On the same basis, fixed line revenues rose 9% to Php27.9 billion while wireless revenues declined 3%.

Consolidated Core Income for the period amounted to Php17.7 billion, 6% lower year on year, as a Php4.8 billion decline in EBITDA was moderated by the Php7.4 billion net gain from the sale of the Company’s 25% stake in Beacon Electric Assets Holdings, Inc. Reported Net Income reached Php12.5 billion, 33% lower than the previous year, on account of a further provision against our investment in Rocket Internet.

Consolidated EBITDA decreased 13% to Php30.8 billion, mainly due to increases in subsidies and provisions for receivables and inventory, to support initiatives to grow the Group’s data and broadband businesses. These included the offering of affordable smartphones in order to raise the penetration of web-capable devices in the Group’s mobile subscriber base.

EBITDA margin for the first half of 2016 stood at 38%, reflecting the impact of the changing revenue mix, as ILD and NLD revenues continued their long march towards lower levels.

As of end-June 2016, the Group’s consolidated net debt and net debt to EBITDA stood at US$2.7 billion and 1.96x, respectively. Gross debt stood at US$3.4 billion, 37% of which is US$-denominated. Taking into account our U. S. dollar cash holdings and hedges, only US$300 million or 9% of the total debt is unhedged.

The Group’s debt maturities continue to be well spread out, with about two-thirds of total debt due to mature beyond 2018. Maturing dollar loans, including the US$228 million dollar bonds due in 2017 shall be refinanced largely in Philippine pesos. As of end-June 2016, PLDT’s investment grade ratings remained unchanged.

Earlier today, the PLDT Board approved an interim dividend of Php49 per share.
“In view of our current elevated capital expenditures, the resources required to support the transaction with SMC (San Miguel Corporation), and our efforts to manage debt levels, we have lowered our dividend payout to 60% of Core Income,” said Manuel V Pangilinan, Chairman and CEO of PLDT and Smart Communications.

“We are, however, keeping our traditional look-back approach with regard to full year dividends, to determine then the appropriate dividend payment for the full year,” Pangilinan added.

Fixed line and wireless

PLDT’s Fixed Line business remains firmly on the growth path, posting service revenues net of interconnection costs of Php30.9 billion in the first half of 2016, up 7.4% from the prior year. The share of data and broadband to total fixed line revenues has risen to 59% of the total, up from 57% in same period of 2015.

Wireless service revenues amounted to Php52.7 billion, 5.1% less compared to a year ago, largely due to declines in SMS and voice revenues. Revenues from data, broadband and digital platforms increased by 29% to Php14.1 billion, raising its share of total wireless revenues to 27% from 20% in the previous year.

Rising data and broadband revenues

Data and broadband continue to power revenue growth for the Group. Revenues from data and broadband rose to Php29.3 billion, increasing its contribution to total consolidated revenues (excluding ILD and NLD) to 41% as of the first half 2016 versus 33% a year ago. Data-driven revenues accounted for 66% of fixed line service revenues (excluding ILD and NLD) in this period, while their share of wireless revenues (excluding ILD) reached 29%, up from 21% in the first half of 2015. From another perspective, data and broadband now make up 38% of the revenues of the Consumer Group, up from 30% the previous year. For the Enterprise Group, data and broadband account for 59% of the total, up from 53%.

Mobile Internet revenues led the way, rising 55% to Php8.1 billion as a result of improvements in the monetization of data services. This accounted for 27% of total data and broadband revenues in the period.

Fixed broadband revenues grew 16% to Php9.0 billion as the number of subscribers grew 14% to over 1.3 million with net additional subscribers of over 162,000.

Corporate data and data center revenues grew 22% year on year to Php6.5 billion as our Enterprise Business Group continued to popularize digital solutions and data center services for both large and small-medium businesses.

Capital expenditures

The Group’s consolidated capital expenditures for the first half of 2016 amounted to P20 billion, up 44% from the same period last year. The higher capital expenditure level reflects the Group’s continuing program to roll out high-speed data infrastructure on its fixed-line network – in the form of more fiber-to-the-home (FTTH) facilities – and on its mobile network – particularly through the expansion of its 4G/LTE mobile network.

The full-year capex guidance for 2016 has been raised to Php48 billion to fund the deployment of facilities that will utilize the frequencies covered by the co-use arrangement, relating to the transaction with SMC, as approved by the NTC.

In line with its commitment to the National Telecommunications Commission (NTC) under the co-use arrangement, Smart will equip by end-2016 360 cell sites with facilities using the 700 MHz spectrum to deliver 4G/LTE service in the Metro areas of Manila, Cebu and Davao. To date, eight (8) cell sites have been fired up. Smart has also switched on additional facilities in 2,221 cell sites in various parts of the country using the 1800 MHz spectrum to add capacity to its 2G service.

Last month, PLDT submitted its three-year network deployment plan to the NTC as part of its commitments under the co-use arrangement. Under this plan, Smart will speed up the expansion of its 4G/LTE service using both existing and new spectrum to cover 95% of the country’s cities and municipalities with 4G/LTE by 2018.

The plan also provides for the roll out of LTE-Advanced (LTE-A) which can deliver peak download speeds of over 200 Mbps by combining two or more frequency bands such 700 MHz and 1800 MHz.

The massive expansion of the 4G/LTE coverage complements the parallel strengthening of 3G coverage through the integration of Smart and Sun mobile networks. Moreover, PLDT is expanding the footprint of its FTTH service and Smart is deploying a much more extensive WiFi network. As an initial step, Smart just last week signed an agreement with the Department of Transportation (DOT) to install WiFi hot spots in the country’s major transport hubs like airports, seaports and bus terminals.

PLDT is also fortifying its domestic and overseas fiber optic cable networks to carry the rapidly rising data traffic generated by subscribers.

“Our comprehensive network improvement program highlights our commitment to deliver a higher level of Internet service to both consumer and enterprise customers. This is being accomplished through the deployment of the most advanced network technologies – FTTH for fixed and 4G/LTE for mobile. This provides the foundation for our digital pivot, enabling the Group to deliver an increasingly rich array of digital services and solutions to Filipinos all over the country,” stated Pangilinan.

Deploying devices and solutions

Along with these efforts to strengthen its data infrastructure, PLDT is continuing to make it easier for its customers to adopt web-capable devices. To its existing portfolio of web-connected devices such as the TelPad and TVOLUTION, PLDT Home is adding a Smart Watch to help parents keep track of their children.

Smart has followed up its well-received offers of the MyPhone my28S and Smart Bro 4G Pocket WiFi (both for only P888) with a new smartphone. It has launched a highly successful promotion offering prepaid users the Starmobile Play Click smartphone which has a larger screen and better features for only P1,288.

To enable prepaid subscribers to use these devices more productively, Smart also introduced Giga Surf 50 (offering 1 Gigabyte of data for P50 for 3 days), a package which has already gained traction in the market.

“We’ve just finished refreshing the logos of both PLDT and Smart with the change signaling the renewed efforts of the Group to bring the best digital experiences to our customers. In the coming months, we will unbox more new services and solutions that will delight people and enable them to change their lives,” said Ariel P Fermin, PLDT Executive Vice President and Head of the Consumer Group.

Through its Enterprise business units – Alpha and SME Nation, PLDT is enabling businesses to embrace digital solutions that raise their efficiencies and let them serve their customers more effectively via M2M and ICT services – which include data center, Big Data, Cloud and other Managed ICT services.

PLDT is engaged in a major effort to set up the country’s most extensive network of data centers, which are key building blocks of the digital economy. On 28th July, PLDT inaugurated its largest and most modern data center in Makati with a 3,600-rack capacity and is set to open its eighth data center in Clark this September. By next year, PLDT will have 10 data centers in different parts of the country with an unmatched capacity of over 9,000 racks.

“We are systematically putting in place the various pieces needed to create vibrant digital ecosystems. Our networks provide pervasive connectivity while our data centers serve as a solid foundation for the country’s digital infrastructure,” said Ernesto R Alberto, PLDT Executive Vice President and Head of the Enterprise Group.

Digital platforms

PLDT subsidiary, Voyager Innovations, Inc., pushed further its digital innovation platforms in the first half of 2016.

Voyager’s freenet (formerly SafeZone) enabled Filipinos to participate through free live streaming in national events such as the Presidential inauguration and the FIBA Olympic Qualifying Tournament games of Gilas Pilipinas. freenet is the local community site with most hits (based on Effective Measure data) as of end-June 2016. It is enabling over 70 enterprise accounts to reach digital consumers through its sponsored data model.

Voyager subsidiary FINTQ and Cash Credit introduced Pera Agad, a micro-credit lending service that utilizes credit scoring drawn from telco usage data. Pera Agad is showing positive uptake in the pilot target market with around 30% response rate and greater than 50% approval rate for micro loans.

PayMaya Philippines continues to take the lead in digital financial services. Account base for its prepaid wallet PayMaya doubled by end-June 2016 and is accelerating with the launch of its #NowNation campaign targeting uncarded millennials. In June 2016, PayMaya also launched a partnership with Uber Technologies Incorporated (Uber), making it the only prepaid card accepted by Uber.

Conclusion

“We continue to make progress in our digital pivot but at different paces for the Group’s various new businesses. Our Fixed Line and Enterprise businesses have gathered momentum in building their data and digital revenues, with the share of these revenues now reaching nearly 60% of the total,” Pangilinan said.

“Our wireless business is also gaining ground – data is now 27% of the total, up from 20%. But it has much further to go, in an environment where competition remains very keen. And this is where we are focusing our efforts – in both the prepaid and postpaid segments,” he added.

“Underpinning our digital pivot is a comprehensive program to improve our digital infrastructure. We are transforming not only our fixed and mobile networks, but also building a formidable system of data centers. This places PLDT in a unique position to lead in the development of the country’s digital economy. Within this context, we are maintaining our Core Income guidance of Php30 billion for 2016,” Pangilinan concluded.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June 30,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	200,060	195,782
Investments in associates and joint ventures	62,689	48,703
Available-for-sale financial investments	10,333	15,711
Investment in debt securities and other long-term investments – net of
current portion	959	952
Investment properties	1,864	1,825
Goodwill and intangible assets	72,274	72,117
Deferred income tax assets – net	21,730	21,941
Derivative financial assets – net of current portion	126	145
Prepayments – net of current portion	5,446	3,475
Advances and other noncurrent assets – net of current portion	9,548	3,003

Total Noncurrent Assets	385,029	363,654

Current Assets
Cash and cash equivalents	23,386	46,455
Short-term investments	6,688	1,429
Trade and other receivables	28,444	24,898
Inventories and supplies	5,632	4,614
Current portion of derivative financial assets	16	26
Current portion of investment in debt securities and other long-term investments	50	51
Current portion of prepayments	5,766	5,798
Current portion of advances and other noncurrent assets	8,197	8,170

Total Current Assets	78,179	91,441

TOTAL ASSETS	463,208	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,503	130,517
Retained earnings	6,556	6,195
Other comprehensive loss	(20,712)	(18,202)
Total Equity Attributable to Equity Holders of PLDT	111,445	113,608
Noncontrolling interests	282	290

TOTAL EQUITY	111,727	113,898

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at June 30,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	128,165	143,982
Deferred income tax liabilities – net	3,585	3,704
Derivative financial liabilities – net of current portion	420	736
Customers’ deposits	2,426	2,430
Pension and other employee benefits	10,946	10,197
Deferred credits and other noncurrent liabilities	18,042	21,482

Total Noncurrent Liabilities	163,584	182,531

Current Liabilities
Accounts payable	55,285	52,679
Accrued expenses and other current liabilities	98,747	84,286
Current portion of interest-bearing financial liabilities	29,266	16,911
Provision for claims and assessments	897	897
Dividends payable	1,493	1,461
Current portion of derivative financial liabilities	1,022	306
Income tax payable	1,187	2,126

Total Current Liabilities	187,897	158,666
TOTAL LIABILITIES	351,481	341,197

TOTAL EQUITY AND LIABILITIES	463,208	455,095

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)
REVENUES
Service revenues	80,604	81,159	40,006	40,611
Non-service revenues	4,680	4,032	2,499	2,027

	85,284	85,191	42,505	42,638

EXPENSES
Depreciation and amortization	14,575	13,945	7,417	7,049
Cost of sales	10,835	7,688	5,602	3,984
Asset impairment	10,344	1,707	7,116	841
Compensation and employee benefits	10,064	11,315	4,833	6,334
Repairs and maintenance	7,593	7,452	3,922	3,785
Interconnection costs	4,834	5,189	2,398	2,606
Professional and other contracted services	4,373	3,973	2,199	2,047
Selling and promotions	4,247	5,057	2,529	3,040
Rent	3,411	3,019	1,741	1,561
Taxes and licenses	2,073	2,176	751	1,125
Insurance and security services	914	914	451	454
Communication, training and travel	654	646	353	335
Amortization of intangible assets	544	542	272	274
Other expenses	566	535	257	288

	75,027	64,158	39,841	33,723

	10,257	21,033	2,664	8,915

OTHER INCOME
Equity share in net earnings of associates and joint ventures	935	2,234	298	1,581
Interest income	472	364	217	180
Foreign exchange gains (losses) – net	77	(439)	(893)	(482)
Gains (losses) on derivative financial instruments – net	(178)	89	319	59
Financing costs – net	(3,620)	(2,937)	(1,816)	(1,402)
Other income – net	9,189	3,829	7,381	3,066

	6,875	3,140	5,506	3,002

INCOME BEFORE INCOME TAX	17,132	24,173	8,170	11,917
PROVISION FOR INCOME TAX	4,646	5,424	1,917	2,566

NET INCOME	12,486	18,749	6,253	9,351

ATTRIBUTABLE TO:
Equity holders of PLDT	12,463	18,729	6,246	9,342
Noncontrolling interests	23	20	7	9

	12,486	18,749	6,253	9,351

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	57.55	86.55	28.84	43.17
Diluted	57.55	86.55	28.84	43.17

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

August 2, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ms. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 2, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ms. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,802 As of June 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 2, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 86-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 2, 2016, the Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2016, which are sufficient to cover the total amount of dividends declared:

1.	Regular dividend of 49.00 per outstanding share of the Company’s Common Stock, payable on September 1, 2016 to the holders of record on August 16, 2016; and

2.	12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2016, payable on September 15, 2016 to the holder of record on August 18, 2016.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ms. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 2, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT INC.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 2, 2016